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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                    THE SOUTHSHORE CORPORATION
              -------------------------------------
                         (Name of Issuer)


                   Common Stock, $.01 Par Value
                  ------------------------------
                  (Title of Class of Securities)


                            844676106
                          --------------
                          (CUSIP Number)


                            Ken Dalton
                   10750 East Briarwood Avenue
                          (303) 649-9875
    ---------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         December 1, 1998
     -------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box. - -

Check the following box if a fee is being paid with the statement.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                              SCHEDULE 13D

CUSIP No.  844575106



 1    NAME OF REPORTING PERSON                           Michael K. McCallum

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) ___
                                                         (b) ___
 3    SEC USE ONLY

 4    SOURCE OF FUNDS                                    PF

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)___

 6    CITIZENSHIP OR PLACE OF ORGANIZATIONU.S.A.

      NUMBER OF SHARES BENEFICIALLY OWNED
      BY EACH REPORTING PERSON WITH:

 7    SOLE VOTING POWER                                   159,379

 8    SHARED VOTING POWER

 9    SOLE DISPOSITIVE POWER

 10   SHARED DISPOSITIVE POWER

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON159,379

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)
      EXCLUDES CERTAIN SHARES                             ---

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  6%

 14   TYPE OF REPORTING PERSON                            IN











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ITEM 1.   SECURITY AND ISSUER.

     This Schedule 13D relates to Common Stock, $.01 par value of The Southshore Corporation, a Colorado corporation (the "Company"), with principal offices at 10750 East Briarwood Avenue, Englewood, Colorado 80112.


ITEM 2.   IDENTITY AND BACKGROUND.

(a)       The Reporting Person's name is Michael K. McCallum.

(b) The Reporting Person's business address is 2200 Grand Ave., Suite 400, Glenwood Springs, Colorado 81601.

(c) The Reporting Person's principal occupation is Vice President of Hanifen, Imhoff, Inc., an investment banking firm, whose principal place of business is 1125 17th Street, Denver, Colorado 80202.

(d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein an order enjoining future violations of federal or state securities laws was entered.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No separate funds or other consideration were received by Reporting Person for the change in beneficial ownership which is the subject of this
Schedule 13D.


ITEM 4.   PURPOSE OF TRANSACTION.

     Investment property only.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person directly or indirectly owns 159,379 shares of common stock which represents 6% of existing shares.

(b)       159,379


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Reporting Person is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Company.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.










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     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


(Date)                                      December 12, 1998



BY(Signature)                               /s/ Michael K. McCallum
(Name and Title)                            Michael K. McCallum


















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